UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-53082

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On November 17, 2009, AutoChina International Limited (the “Company”) issued a press release announcing the leasing of its 6,500th commercial vehicle in just over 20 months of operations. The press release is attached as Exhibit 99.1.

The press release also announced that the Company’s Chief Financial Officer, Mr. Jason Wang, will be presenting to current and/or potential shareholders at the Brean Murray China Growth Conference at The Millennium Broadway Hotel in New York City on November 20, 2009 at 8:40 AM ET. The presentation is attached as Exhibit 99.2.

Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release, dated November 17, 2009

99.2	Investor Presentation, dated November, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: November 17, 2009	By:	/s/ Yong Hui Li
		Name:	Yong Hui Li
		Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 17, 2009

99.2	Investor Presentation, dated November, 2009